November 10, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kate Beukenkamp

Donald Field

Re:	Nogin, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 7, 2022
Registration No. 333-267449

To the Addressees Set Forth Above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on November 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Nogin, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Ryan J. Lynch or John M. Greer of Latham & Watkins LLP, counsel to the Company, at (713) 546-7404 or (713) 546-7472, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely yours,

Nogin, Inc.

By:	/s/ Jonathan S. Huberman
Jonathan S. Huberman
Co-Chief Executive Officer and President

cc: Ryan J. Lynch

      John M. Greer